UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                CALIFORNIA BEACH RESTAURANTS, INC.
                         (Name of Issuer)

              COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                           4496246 10 S
                          (CUSIP Number)

               Alan Redhead, Chief Executive Officer
                 17383 Sunset Boulevard, Suite 140
                Pacific Palisades, California 90272

                          (310) 459-9676
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         October 30, 1995
                   (Date of Event which Requires
                     Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
 following box   [X].

 Check the following box if a fee is being paid with the statement    [ ].
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
 CUSIP No. 4496246 10 S

 1       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Sea Fair Partners, L.P.

 2       Check The Appropriate Box If A Member Of A Group*
               (a)  [ ]
               (b)  [X]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source Of Funds*
               AF -- See Item 3

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

 6       Citizenship Or Place Of Organization
               California

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               332,478 Shares of Common Stock -- *See Item 4

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               332,478 Shares of Common Stock -- *See Item 4

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               0

 11      Aggregate Amount Beneficially Owned By Each Reporting Person
               332,478 Shares of Common Stock.

 12      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

 13      Percent Of Class Represented By Amount In Row (11)
               9.8%

 14      Type Of Reporting Person
               PN*

 * See attached continuation page.

                           SCHEDULE 13D
 CUSIP No. 4496246 10 S

 1       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Sand and Sea Partners, L.P.

 2       Check The Appropriate Box If A Member Of A Group*
               (a)  [ ]
               (b)  [X]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source Of Funds*
               AF -- See Item 3

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

 6       Citizenship Or Place Of Organization
               California

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               332,478 Shares of Common Stock -- *See Item 4.

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               332,478 Shares of Common Stock -- *See Item 4.

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               0

 11      Aggregate Amount Beneficially Owned By Each Reporting Person
               332,478 shares of Common Stock.

 12      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

 13      Percent Of Class Represented By Amount In Row (11)
               9.8%

 14      Type Of Reporting Person*
               PN*

 * See attached continuation page.

                           SCHEDULE 13D
 CUSIP No. 4496246 10 S

 1       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               J. Christopher Lewis

 2       Check The Appropriate Box If A Member Of A Group*
               (a)  [ ]
               (b)  [X]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source Of Funds*
               AF -- See Item 3

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

 6       Citizenship Or Place Of Organization
               United States citizen

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               664,956 Shares of Common Stock  -- *See Item 4

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               664,956 Shares of Common Stock  -- *See Item 4

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               0
 11      Aggregate Amount Beneficially Owned By Each Reporting Person
               664,956 shares of Common Stock.

 12      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

 13      Percent Of Class Represented By Amount In Row (11)
               19.6%

 14      Type Of Reporting Person*
               IN

         This Amendment No. 3 relates to securities of the Company (defined below) held by Sand and Sea Partners, L.P., a California Limited
 Partnership ("Sand and Sea"), Sea Fair Partners, L.P., a California Limited Partnership ("Sea Fair") and Mr. Christopher Lewis, the general partner of each Partnership. Each of Sand and Sea and Sea Fair are referred to herein as a "Partnership."

         This Amendment No. 3 relates to the mandatory redemption by the Company on October 30, 1995, of $54,211 of its 9-3/4% Convertible Subordinated Notes owned by each Partnership from each Partnership. In addition, on May 1, 1995, the 126,026 shares of Series A Convertible Preferred Stock owned by each Partnership were automatically converted into 123,599 shares of Common Stock and on October 30, 1995, $155,289 of the Subordinated Notes owned by each Partnership were converted into 186,347 shares of Common Stock.

         This Amendment No. 3 amends and restates in its entirety the 13D filed by each of Sand and Sea and Sea Fair on April 23, 1990, and as amended. The exhibits filed originally and with Amendment No. 1 are incorporated herein by reference.


 Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of California Beach Restaurants, Inc. (the "Company"), formerly I.H.V. Corp. The Company's principal executive offices are located at 17383 Sunset Boulevard, Suite 140, Pacific Palisades, CA 90272.

 Item 2.  Identity and Background

         The persons filing this statement are Sand and Sea, Sea Fair and Lewis. Each Reporting Person's principal business and office is located at 300 South Grand Avenue, 29th Floor, Los Angeles, California 90071. Each Partnership was formed for the express purpose of purchasing securities of the Company.

         J. Christopher Lewis is a general partner of each Partnership.
 Mr. Lewis' business address is 300 South Grand Avenue, 29th Floor, Los Angeles, California 90071. Mr. Lewis' principal occupation is general partner of Riordan, Lewis and Haden, a venture capital firm. Mr. Lewis is a United States citizen.

         Neither Mr. Lewis nor either Partnership has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither Mr. Lewis nor either Partnership has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration

         Each Partnership obtained from its partners the $450,000 and $312,500 used to purchase the securities referenced in Item No. 4 below.

 Item 4.  Purpose of Transaction

         1. Pursuant to a Securities Purchase Agreement among the Company, Robert J. Morris, Richard S. Stevens, California Beach Capital, Inc., a California corporation ("CBC"), the Partnerships and certain other purchasers set forth on the signature pages therein, at (collectively, the "Purchasers") dated April 10, 1990, the Purchasers purchased 4,166,666 shares of Common Stock (pre-split) for $2,500,000 in cash, of which amounts each Partnership purchased 750,000 shares of Common Stock (pre-split) for $450,000 in cash.

         The purpose of the transaction was for the Partnerships to take advantage of an attractive investment opportunity. Pursuant to the transaction, the Partnerships obtained control of at least 7.2% of the voting power of the Company and the right to elect with the other Purchasers two directors as described below.

         As a condition to the closing of the Securities Purchase Agreement, the Company, Mr. Morris, Mr. Stevens, CBC and the Purchasers entered into a Shareholders Agreement (the "1990 Shareholders Agreement") pursuant to which Mr. Morris, Mr. Stevens, CBC and the Purchasers agreed to vote its or his shares of Common Stock in a manner that would elect to the Board of Directors of the Company (the "Board") (i) two individuals designated by the Purchasers holding a majority of the Common Stock held by them (initially, J. Christopher Lewis and Robert Schultz), (ii) two individuals designated by CBC (initially, Messrs. Morris and Stevens) and
 (iii) one individual designated by the above elected Directors and approved by CBC and the Purchasers holding a majority of the shares of Common Stock held by them.

         2. Pursuant to a Securities Purchase Agreement among the Company, each Partnership and certain other purchasers, dated as of December 22, 1994 ("Securities Purchase Agreement"), each Partnership purchased 126,026 shares of Series A Convertible Preferred Stock of the Company for $103,000 in cash and $209,500 principal amount of 9 3/4 % Convertible Subordinated Notes due October 31, 1995 ("Subordinated Notes") of the Company.

         Each Partnership's purchase was part of a private financing which raised the funds necessary to implement the Company's restructuring of its bank debt, including associated costs, and other Company financial obligations. Certain existing shareholders, including the Partnerships, as well as new investors and members of management of the Company participated in the private placement. The Partnerships' purchase was part of a total investment of $1,600,000 by private investors, consisting of $817,290 of Preferred Stock and $782,710 of Subordinated Notes. Each Partnership purchased its securities for $312,500.

         Each share of Preferred Stock was automatically converted into .980748 shares of Common Stock (or a total of 123,599 shares for each Partnership) on May 1, 1995, upon the filing of a Certificate of Amendment to the Articles of Incorporation of the Company, effecting a 33.286962 for one reverse stock split.

         The Company mandatorily redeemed from each Partnership $54,211 principal amount of Notes on October 30, 1995.

         The unredeemed Subordinated Notes ($155,289 for each Partnership) converted into Common Stock at the rate of one share for each $.83333 in principal amount of each Subordinated Note (or a total of 186,347 shares for each Partnership) on October 30, 1995.

         The Company currently has 3,400,975 shares of Common Stock outstanding, not including approximately 600,000 shares reserved for the grant of options to management.

         As a condition to the closing of the Securities Purchase Agreement, each Partnership and the Bank of America N.T. & S.A. (the "Bank") entered into a Shareholders and Noteholders Agreement dated as of December 22, 1994 (the "Shareholders Agreement") pursuant to which each Partnership agreed to vote its shares of Common Stock in a manner that would elect to the Board of Directors of the Company (the "Board") two individuals designated by the Bank. The Shareholder Agreement is subject to the 1990 Shareholders Agreement among each Partnership and other investors in a 1990 private placement of Common Stock in the Company. The 1990 Shareholders Agreement provides that each Partnership and other investors will cause certain representatives of the investor group to be nominated to the Board. (The 1990 Shareholders Agreement has been amended to delete all references to California Beach Capital, Inc. and Mr. Robert
 J. Morris.)

         The "Stock Agreement" referenced in such original filing has been terminated.

 Item 5.  Interest in Securities of the Issuer

         (a) Each Partnership is currently the direct owner of 332,478 shares of Common Stock which represents approximately 9.8% of the currently outstanding Common Stock of the Company.

         Lewis is currently the beneficial owner of 664,956 shares of Common Stock, which represents approximately 19.6% of the currently outstanding Common Stock of the Company.

         (b) Each Partnership and Lewis shares the power to vote the shares of Common Stock held by it with respect to the election of directors as provided in the Shareholders Agreement and 1990 Shareholders Agreement discussed in Item 4 above and which is incorporated herein by reference.

         The names and addresses of the Purchasers with whom the Partnership and Mr. Lewis share voting rights with respect to the election of directors are set forth below:

               W. R. Grace & Co.
               1114 Avenue of the Americas
               New York, New York 10036

               Eli Broad
               11601 Wilshire Boulevard, 12th Floor
               Los Angeles, California 90025

               Cushman/Sea View Partners
               333 South Grand Avenue, Suite 4000
               Los Angeles, California 90071

               Cushman K/Sea View Partners
               333 South Grand Avenue, Suite 4000
               Los Angeles, California 90071

         (c) Each of the Partnership and Lewis are not engaged in any transactions in the capital stock of the Company.

         (d)   Not applicable.

         (e)   Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As discussed in Item 4 above, each Partnership is a party to the Securities Purchase Agreement, the Shareholder Agreement and the 1990 Shareholder Agreement, all of which are incorporated herein by reference.

 Item 7.  Material to Be Filed as Exhibits

         Not applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date: February 14, 1996


 SAND AND SEA PARTNERS, L.P.


 By:  /s/J. Christopher Lewis
 Its: General Partner

 SEA FAIR PARTNERS, L.P.


 By: /s/J. Christopher Lewis
 Its: General Partner


 /s/J. Christopher Lewis